

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

February 13, 2008

Dr. Paul E. Jacobs
Chief Executive Officer
QUALCOMM Incorporated
5775 Morehouse Drive
San Diego, CA 92121-1714

   Re: QUALCOMM Incorporated
   Form 10-K for the year ended September 30, 2007
   Filed November 8, 2007
   and Documents Incorporated by Reference
   File No. 000-19528

Dear Dr. Jacobs:

  We have reviewed your filing, including the documents incorporated therein by reference, and have the following comments. You should comply with these comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

  If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Management's Discussion and Analysis of Financial Condition and Results of Operation

Liquidity, and Capital Resources, page 55

1.	In future filings, please include a more detailed discussion of your ability to meet both your short-term and long-term liquidity needs rather than vaguely referring to "the foreseeable future." We consider "long-term" to be the period in excess of the next twelve months. See Section III.C. of Release no. 33-6835 and footnote 43 of Release no. 33-8350. You should also revise to quantify and distinguish between your material short-term and long-term liquidity requirements, to the extent practicable. For example, provide detailed (and quantified, if possible) disclosure regarding the impact on your liquidity and capital resources of: (i) the acquisitions and strategic investments that you anticipate will be required to pursue new business opportunities and open new markets for your technology (page 6); (ii) the financial resources you will need to develop direct and indirect international sales and support channels (page 24); and (iii) the "significant resources" that you intend to invest in research and development initiatives (page 45).

Definitive Proxy Statement Incorporated By Reference Into Part III of Form 10-K

Compensation Discussion and Analysis, page 23

2.	In future filings, indicate to what degree the individual objectives or parameters were achieved and explain how such achievement or lack thereof affected total compensation and/or specific elements of compensation awarded to each named executive officer in your most recent fiscal year. We note that you provide some disclosure regarding your CEO's performance and how it impacted the Committee's decision to award him a bonus in the amount of $1,131,700, but it does not appear that you provide a specific discussion of how it utilized the CEO's evaluation of the other executive officers and any other non-formulaic factors to determine the bonuses awarded to the other named executive officers. You should explain how the Compensation Committee used its discretion to approve bonus awards that are less than the maximum potential bonus awards.

3.	We note the range in amounts of options awarded to your named executive officers during fiscal 2007 from 150,000 to 770,000. In future filings, explain how differing amounts of options were determined for each of your named executive officers. Also provide an expanded discussion of the "guideline grant" referenced on page 31, including quantified disclosure of the guideline grant, and clarify how the Compensation Committee considered the guideline grant and "the factors described earlier" to determine the actual number of options awarded.

*	*	*	*

Dr. Jacobs
QUALCOMM Incorporated
February 13, 2008
Page 3

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your letter over EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please contact Jessica Plowgian, attorney-adviser, at (202) 551-3367 or me at (202) 551-3833 with any other questions.

Sincerely,
/s

Michele Anderson
Legal Branch Chief